NSAR ITEM 77C


Van Kampen American Capital Tax Free Money Fund


(a)     A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital Tax Free Money Fund (the "Fund") included:

        None


(c)     The following were voted on at the meeting:


        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For     22,888,355               Against     352,427


        2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For     22,322,296               Against     545,193


        3) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP as Independent Public Accountants for its Current Fiscal Year.

               For     23,074,654               Against     171,827